April 22, 2009



VIA EDGAR AND FED EX
--------------------

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3628

          Re: PHH Corporation Preliminary Proxy Statement on Schedule 14A filed April 1, 2009 by Pennant Capital Management, LLC (File No. 1-07797) and Amendment No. 9 to Schedule 13D filed on March 9, 2009 by Alan Fournier and Pennant Capital Management, LLC (File No. 5-13543).


Dear Ms. Duru:

     On behalf of Pennant Capital Management, LLC, Pennant Spinnaker Fund LP, Pennant Offshore Partners, Ltd., Pennant Onshore Partners, LP, Pennant Onshore Qualified, LP, Pennant Windward Fund, LP, Pennant Windward Fund, Ltd., Alan Fournier, Allan Z. Loren, Gregory J. Parseghian (collectively the "Soliciting Persons"), we have filed today Amendment No. 1 ("Amendment No. 1") to the Preliminary Proxy Statement filed under cover of Schedule 14A by the Soliciting Persons on April 1, 2009 (the "Preliminary Proxy Statement") relating to PHH Corporation (the "Company"). Enclosed supplementally with this letter are three clean copies of Amendment No. 1, three redlined copies of Amendment No. 1 showing the changes that were made to the Preliminary Proxy Statement and copies of certain supplemental information referred to in the responses below.

     The following are the Soliciting Persons' responses to your letter of April 10, 2009 containing the Staff's comments regarding the originally filed Preliminary Proxy Statement and Amendment No. 9 to Schedule 13D filed on March 9, 2009 by Alan Fournier and Pennant Capital Management, LLC. For your convenience, the full text of each of the Staff's comments is set forth below in bold type, and the Soliciting Persons' response to each comment directly follows the applicable text. Defined terms used in this letter without definition have the meanings ascribed to them in the Preliminary Proxy Statement.

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 2


Preliminary Proxy Statement
---------------------------

1. Tell us why you have not included Pennant General Partner LLC as a filing person on the Schedule 14A and as a participant in the solicitation. In this regard, we refer you to the letter dated March 4, 2009 from the State of New York, Department of Insurance which states that Pennant Capital Management, LLC and Pennant General Partner LLC together own 9.97% of shares of PHH Corporation.

     We have not included Pennant General Partner LLC ("Pennant GP") as a filing person on the Schedule 14A because Pennant GP is not engaged in any "solicitation" as that term is used in Rule 14a-3(a). Pennant GP serves as the general partner of the four Funds that are organized as Delaware limited partnerships; it has no employees, and it does not manage the Funds' investments in the Company. In contrast, Pennant Capital Management, LLC ("Pennant Capital") is the investment manager or adviser to each of the Funds, both domestic and offshore, and has a number of employees, some of whom act for Pennant Capital in respect of the investment in the Company held directly by the Funds. As a result, we have concluded that while Pennant Capital is engaged in a solicitation with respect to the Company, Pennant GP is not.

     We have not included Pennant GP as a participant in the solicitation because it does not fall into any of the categories of persons who are defined as participants in clauses (i) through (vi) of Instruction 3 to
     Item 4 of Schedule 14A. In that regard we note that the only persons within the "Pennant family" that are soliciting proxies are Alan Fournier and Pennant Capital, that the only "Pennant" persons that are financing the solicitation are the Funds, and that no committee or group is involved in soliciting or financing the solicitation (although Alan Fournier and Pennant Capital may be deemed to be acting in concert in connection therewith). While the Funds and Pennant GP are passive with respect to the solicitation, we consider the Funds to be participants because Pennant Capital is causing the Funds to bear the costs of the solicitation.

     Please note that our response to Comment #27 addresses the March 4, 2009 letter from the New York Insurance Department that you refer to in Comment #1.

Cover Letter

2. You urge shareholders to vote for your nominees because of your belief that such nominees will bring "a proven track record of creating stockholder value and implementing change." Please provide support for this statement.

     As is clear from the biographical information of the Independent Nominees provided in the Preliminary Proxy Statement, each Independent Nominee would bring to the Company different credentials. Mr. Parseghian was recruited due to the depth and breadth of his experience in the mortgage industry. Mr. Loren was chosen because of his proven track record of creating stockholder value and implementing change. We believe

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 3


     this characterization of Mr. Loren's background is supported by an interview of Mr. Loren in a 2005 article in The McKinsey Quarterly entitled "Leading a turnaround: An interview with the chairman of D&B" in which the due authors stated the following:

          "D&B, formerly known as Dun & Bradstreet, could be a business school case study about restoring value to a good company that had lost its way. For decades, the $1.4 billion provider of global business information, tools, and insight has supplied data about companies around the world. Customers buy D&B products, such as business information reports (detailed briefings on companies) and business-to-business marketing lists, to improve cash flows, mitigate risks, and increase revenues. But during the 1980s and 1990s, a series of acquisitions and divestitures undermined the performance and brand of the company, and by the late '90s it could no longer focus on its true sources of value. In 1999 D&B failed to meet its revenue and earnings expectations, and shareholders were furious. The company, which is now based in Short Hills, New Jersey, had become an underperformer with underleveraged assets.

          That was the problem greeting Allan Z. Loren in May 2000, when he joined D&B as chairman and CEO. Loren had recently retired as the CIO of American Express, another venerable brand-name company, which he had helped turn around. In D&B, he saw a business that had a lot to offer its customers-if it could focus on the right things, repair its brand, improve its leadership, and crystallize its value proposition.

          Under Loren's leadership, D&B quickly crafted a strategy to help it determine how it could win in the marketplace and to generate the confidence needed for implementing its plans. Soon the company adopted a business model designed to increase its investments in the capabilities that lie at the heart of its brand promise and to position itself for growth. Savings from restructuring were reinvested to expand the business and to raise its earnings per share (EPS)-a strong focus of the turnaround. D&B also created a new culture of leadership, which Loren regards as critical for sustaining any business.

          Five years later, D&B has repaired its brand, improved its leadership, and built a portfolio of effective customer solutions. The company has also delivered double-digit earnings growth during each of the past four years, and its value has increased by more than 300 percent during that time. In January 2005, Loren handed over the position of CEO to Steven Alesio, in a succession plan that had been managed for nearly two years."

     A copy of the article can be found at The McKinsey Quarterly's website at http://www.dnb.com/pdfs/about/mckinsey-quarterly.pdf.
     -----------------------------------------------------

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 4


Background of this solicitation, page 3

3. Please explain why, on November 24, 2008, you believed that management had little credibility in the market and that the November 10, 2008 earnings conference call was "reckless and damaging."

     "Reckless and Damaging"

     In a phone conversation between two representatives of Pennant, Alan Fournier and Lui Sykes, and Mr. Krongard on November 24, 2008, Messrs. Fournier and Sykes expressed to Mr. Krongard their belief that the Company's November 10, 2008 earnings call for Q3 2008 had been reckless and damaging principally based on the substance and manner of Management's disclosure that the Company was considering the acquisition of a banking institution. The disclosure was made almost in passing in Management's prepared introductory remarks, without any attempt to provide to investors a sense of the materiality or potential impact of a bank acquisition. Nor did Management seek to provide any assurance that, in the midst of perhaps the greatest banking crisis since 1929, the acquisition of a bank would not seriously add to the Company's challenges.

     In responding to a question about the size of a possible bank acquisition, Mr. Edwards, the CEO, said (grammatical errors in transcript): "This strategy is to look at something that could support a billion dollars in escrows. Size assets that we've looked at are in the small as a billion in assets, to as large as $10 billion in assets." (Q3 Earnings Call Transcript at 17) When pressed for a better understanding of Management's rationale for pursuing an acquisition at the higher end of that range, and the possibility that significant capital would have to be contributed to the bank by the Company ($500 million of capital was posited in the question), Mr. Edwards replied that "[w]e're looking at all options in between."

     Immediately following this "non-response" to a question seeking help in understanding a potentially material transaction for the Company, Mr. Edwards further sowed confusion by stating: "Going back to the question I got earlier [about why management is not buying the stock if they think it is so cheap], if I don't disclose everything on this call when I get a question, then I have insider information and I can't buy the stock." (Q3 Earnings Call Transcript at 17) Previously, Mr. Edwards had said he personally believed the Common Stock was undervalued and, in response to prodding, that he would purchase stock if permitted by counsel. (Q3 Earnings Call Transcript at 10-11) With this statement, Mr. Edwards called into question whether there was material nonpublic information about a bank acquisition that he was withholding from investors. By leaving listeners to guess what he meant by his comment and what important information might prevent the Company's CEO from buying stock, Mr. Edwards created uncertainty among investors that Pennant believes added to the damaging impact of his performance.

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 5


     As a result of the earnings call, investors were left in the dark as to Management's plans for a bank acquisition and the impact it might have on the Common Stock. To make matters worse, during the call Mr. Edwards stated: "[B]ecoming a depository has been part of our strategic plan for years. But we have been burdened by other things, contracts, delayed filings, things like that that kept us from getting where we wanted to be." (Q3 Earnings Call Transcript at 8) This was a surprise to Pennant, and undoubtedly to the market as well, because as far as Pennant is aware from covering the Company closely for several years, the November 10, 2008 earnings call was the first time the Company had ever disclosed to the market any such long-standing strategic plan.

     The November 10, 2008 call was held on a Monday morning. By the end of that day, the Common Stock was down 14.36% from the Friday close (while the Russell 2000 Financial Services Index was down 4.04%). By the market close on Tuesday, November 11, 2008, the Common Stock was down another 26.11% - for a cumulative two-day decrease from the Friday close of 36.72% - while the Russell 2000 Financial Services Index was down another 1.12%, or a cumulative 5.11% for the two days. Pennant believes that the market's reaction was indicative, in part, of the concerns engendered by Management through its handling of the earnings call.

     Finally, the November 10, 2008 earnings call was discussed by Messrs. Fournier, Sykes and Krongard on their November 24, 2008 phone call. When Mr. Fournier characterized the earnings call as an unmitigated disaster, Mr. Krongard replied: "I think you're being kind." Also in that call, Mr. Krongard indicated to the Pennant representatives that, following the earnings call, Mr. Edwards had been very critical of his own performance.

     Credibility in the Market
     -------------------------

     Pennant's reasons for believing that Management had little credibility in the market place stemmed in part from the fact that the Common Stock was trading at a huge discount from tangible book value. In that regard, during the November 10, 2008 earnings call, Mr. Edwards said that the Common Stock was trading at 23% of tangible book value (Q3 Earnings Call Transcript at 6) and later stated that if the Company was put in "run off mode" shareholders would get book value (Q3 Earnings Call Transcript at 15). Referring to Mr. Edward's 23% figure, one analyst on the earnings call said to Mr. Edwards during the question and answer session that "[t]he market is giving you - it seems to me - an extraordinarily strong message that it doesn't believe you guys are headed down the right road here." (Q3 Earnings Call Transcript at 15)

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 6




4. Please supplement your disclosure to succinctly describe the relationship between the participants. Please explain how the Pennant affiliated entities and Mr. Fournier first contacted Messrs. Loren and Parseghian.

     Pennant has revised the disclosures on pages 1 and 5 of Amendment No. 1 to add a description of the relationship among the participants and explain how Pennant (including Mr. Fournier) first contacted Messrs. Loren and Parseghian.

5. We refer you to amendment No. 9 to the Schedule 13D filed by Pennant Capital Management, LLC and Alan Fournier. Please provide a summary of the material provisions of the letter received from the State of New York, Department of Insurance, dated March 4, 2009, (the "DOI Letter") and explain how this factored into your decision to nominate your candidates to the Board.

     Pennant has revised the disclosure on page 5 of Amendment No. 1 to add the requested summary and explanation.

Reasons for this Solicitation
-----------------------------

6. Although you highlight what you believe are shortcomings of the Board and management of the company, other than the election of two directors, you have not described any proposed solutions. Please disclose whether the participants have any other specific plans or strategies designed to improve the overall performance of the company. For example, you disclose your intention to vote proxies for company nominees other than the Chief Executive Officer. If your nominees are elected, would the participants intend on advocating for a replacement of the Chief Executive Officer? If the participants do not have any specific plans other than the election of directors, please state this fact.

     Pennant has revised the disclosure on page 8 of Amendment No. 1 to comply with the Staff's request.

7. Please revise your disclosure to emphasize the nominees' limited ability to effect any changes if elected given that they would constitute a minority of the Board.

     Pennant has revised the disclosure on page 8 to emphasize that if elected, the Independent Nominees will be a minority on the Board and will have limited ability to effect any changes.

8. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements you make with respect to the following statements:

     o "[P]ennant expects that the recent deep industry downturn will result in great opportunity for the Company...11 of the top 30 industry competitors...have failed...leaving the company as the 5th largest retail originator of residential mortgages...,";

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 7




     The statement that "the recent deep industry downturn will result in great opportunity for the Company" is supported by Mr. Edwards' November 10, 2008 statement that "[b]efore getting into the details, I want to touch on the opportunities this unique market presents to PHH. As you know we are an outsource solution for mortgages and fleet management. In the past during recessionary times we experienced increased new [fleet] activity for both businesses and today that remains true. In the mortgage space the consolidation means having more - having scale is more important than ever." (Q3 Earnings Call Transcript at 2) (We note that although Mr. Edwards said "fleet activity," it is clear from the context of the prior sentences and his use of the word "both" that he was speaking about increased activity and opportunity for both PHH Mortgage and PHH Fleet.)

     Support for the proposition that "11 of the top 30 industry competitors...have failed...leaving the company as the 5th largest retail originator of residential mortgages" can be found in the Company's December 2, 2008 presentation filed with the Commission as Exhibit 99.1 to the Form 8-K filed that day by the Company. (http://www.sec.gov/Archives/edgar/data/77776/000095012308016756/
     y73009exv99w1.htm). On Slide 8 of that presentation, the Company lists the top 50 mortgage originators of 2006 and shows 11 of the top 30 listed on the slide as having shut down their operations. Slide 5 of the same presentation shows that the Company has become the 5th largest mortgage originator.

     o "[w]ith the recently improved market for refinancing and intense focus of the federal government...Pennant believes the company will have even greater opportunities...,";

     Pennant's belief as to the Company's mortgage origination opportunities is supported by disclosure on page 57 of the Company's 2008 Form 10-K (filed with the Commission on March 2, 2009) under the heading "Mortgage Industry Trends" - "Overall Trends." In the first sentence of the second paragraph under those headings, the Company expresses its expectation as to higher loan origination volumes in 2009 tied specifically to efforts by the federal government.

     The statement as to the intense focus of the federal government is supported by the "Regulatory Trends" section of the Company's 2008 Form 10-K (page 55). Among other things, the Company identifies the Housing and Economic Recovery Act of 2008, conservatorship of Fannie Mae and Freddie Mac, Emergency Economic Stabilization Act of 2008, the federal purchase of the direct obligations of GSEs and the Homeowner Affordability and Stability Plan as measures taken by the federal government to help stem the U.S. housing market crisis.

     o "[T]he Company's largest competitor...has begun to scale down its business...leaving plenty of opportunities for PHH Fleet to pick up profitable new clients...,";

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 8



     This statement is based on Mr. Krongard's statement to Messrs. Fournier and Sykes, on their November 24, 2008 telephone conversation, that GE was scaling down its fleet business to a point of almost getting out of the business and that he viewed this as an opportunity for the Company.

     o "[P]ennant believes that tangible net book value represents a reasonable proxy for runoff value and that the market has therefore been expressing the view that the Company is worth more "dead than alive"...";

     Pennant's belief that tangible net book value represents a reasonable proxy for runoff value is supported by a statement made by Mr. Edwards during the Company's November 10, 2008 earnings call. Mr. Edwards said that the Common Stock was trading at 23% of tangible book value (Q3 Earnings Call Transcript at 6) and later stated that if the Company were put in "run off mode" shareholders would get book value (Q3 Earnings Call Transcript at 15)

     Pennant's belief that the market has been expressing the view that the Company is worth more "dead than alive" is supported by the observations that (i) the Company's market capitalization is the market's valuation of the Company as a going concern and (ii) a 77% discount to tangible book value (which Mr. Edwards equates with run off value) suggests that liquidating the Company or putting it into run off mode would produce more value than the market believes would result from operating the Company as a going concern.

     o "[t]he Company's current depressed market valuation reflects a dim view of the Company's stewardship by the Board...,"

     This statement is based in part on Pennant's view, discussed in the response immediately above, that the market believes the Company is worth more "dead than alive." In addition, during the question and answer session of the November 10, 2008 earnings call, one analyst on the call said (referring to Mr. Edward's 23% figure) that "[t]he market is giving you - it seems to me - an extraordinary strong message that it doesn't believe you guys are headed down the right road here." (Q3 Earnings Call Transcript at 15)

     o "[P]ennant believes that the[] incentive plans fail to provide proper incentives for employees, particularly in the current market environment...,";

     The Preliminary Proxy Statement describes at length Pennant's view that the incentive plans fail to provide proper incentives for employees because the employees' ability to earn incentive compensation under the plans is significantly affected by conditions beyond the control of the employee, such as interest rates and market-driven gain-on-sale margins. Pennant believes that the Company's incentive plans are particularly susceptible to not providing proper incentives in the current market environment because in the current market environment it is even more difficult to set pre-tax income targets in March that will be relevant for the entire year. Pennant believes that this is the case

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 9


     because of the great uncertainty in the current market environment as to, among other things, the future of the US economy in general, the future of the housing sector in particular, and the effectiveness and timing of the unprecedented stimulus efforts being undertaken by the federal government.

     o "[it] has been readily apparent to Pennant that until recently, the Board and Management have not focused on the profitability of individual clients...,"; and,

     As stated in the Preliminary Proxy Statement, this statement is based on Pennant's discussions with representatives of the Board and Management. In a November 19, 2008 meeting held at Pennant's offices between Messrs. Fournier and Sykes of Pennant and Ms. Sandra Bell, the Company's new CFO ("Ms. Bell"), Ms. Bell indicated that PHH Mortgage had not tracked the earnings power of its clients in the past and that it did not then track the earnings power of new clients before signing them as clients. Ms. Bell indicated to the Pennant representatives that PHH Mortgage suspected that some of its clients were insufficiently profitable across the business cycle but did not, in the past, evaluate or focus on whether an existing client is sufficiently profitable to keep as a client or whether a potential client is profitable enough to sign as a new client. In that discussion, Ms. Bell told the Pennant representatives that PHH Mortgage was currently taking a number of actions to improve its profitability including cutting costs and unprofitable revenues.

     In addition, during a November 17, 2008 call among Mr. Sykes, George Kilroy, President and CEO of PHH Fleet ("Mr. Kilroy"), and Mark Johnson, Treasurer of PHH Fleet ("Mr. Johnson"), Mr. Sykes specifically asked Mr. Kilroy why PHH Fleet is not being more aggressive in passing costs to its clients. Mr. Kilroy responded with the concern that passing costs to clients may lead to clients leaving PHH Fleet to go to competitors that do not pass similar costs to their clients. In the discussion with Mr. Kilroy, it was clear to Pennant that Management was more focused on growing PHH Fleet's market share instead of focusing on restoring profitability even at the cost of potentially losing some business.

     o "[M]anagement was slow to address profitability concerns, especially in 2008 after termination [of] the merger agreement with General Electric Capital Corporation."

     Pennant believes that Management was too slow to "right-size" its cost structure and thereby address profitability concerns. Instead of reducing expenses aggressively to achieve profitability, Management was content with operating at a break-even level.

     For example, for approximately the first half of 2008, Management said that the mortgage production business would break-even at a level of $39 billion in annual originations. In fact, breaking even was Management's goal starting at least in the first quarter of 2008, according to Mr. Edwards:
     "On our last call [for Q1 2008 earnings], we said we were seeing refi activities slow down as rates rose, but we

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 10



     thought we could achieve our goal of $39 billion in origination loan volume to breakeven in this segment...." (Q2 Earnings Call Transcript at 2, emphasis supplied)

     Later in the year, as Management apparently started to finally appreciate the reality of the downturn, the Company began to pay additional attention to cost cutting efforts but still retained its goal of (at best) break-even mortgage origination operations. Rather than a break-even point of $39 billion in annual originations, Management had been able to lower that level to as little as $30 billion. In November 2008, in response to questioning about whether the Company's then-anticipated run rate of $27 billion in mortgage originations could allow the segment to break even, Mr. Edwards stated: "Getting to break-even at $27 billion, is almost impossible. ... at the $30 billion to the $34 billion, more achievable to be able to get the break-even at the $30 billion." (Q3 Earnings Call Transcript at 12)

     Pennant believes that the Company should have been more aggressive in trying to achieve profitability early in the year by targeting a break-even level below its mortgage origination run rate. Since, as shown above, the Company believed it was able to achieve break-even operations at a level in the low $30 billions, Pennant believes it should have targeted such a cost structure much earlier in the year when it was predicting $39 billion in annual origination volume.

     Another way of looking at the slowness of Management's response to a deteriorating situation is the fact that Management knew in May 2008 (the time of the Q1 2008 earnings call) that refinancing activity was slowing down, yet it was only in August 2008 that it seemed as though Management was going to take the problem seriously. During the Q2 2008 earnings call on August 9, 2008, Mr. Edwards stated:

          "So getting it to break even is just not going to happen. So what we're going to do over the next few weeks is the management team of the mortgage company is going to brainstorm on what new accounts do we have coming in, what's the sales momentum? What do we think the run rate is for all of our existing clients? What does that look like [in] terms of volume and in order to be a break even, what do we have to take out of the cost structure in order to get there? Is that's the exercise we'll go to, to get the thing back on track to break even. ..."

     (Q2 2008 Earnings Call Transcript at 14, emphasis supplied) Pennant believes these are fundamental questions that Management should have been brainstorming about well before the August 9, 2008 Q2 earnings call.

9. You disclose your belief that the "fair value for the Company is in excess of $40 per share based on a 10x multiple applied to potential normalized earnings of approximately $4 per share or more (resulting from an assumed 40 basis point pre-tax margin for PHH Mortgage Production on annual volume of over $40 billion, a

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 11



     10 basis point pre-tax margin for the mortgage servicing segment of the Company and PHH Fleet adjusted pre-tax earnings returning to 2007's level of $106 million)." Please supplementally provide us with support for each of the foregoing estimates. Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely and mark any supporting documents provided to identify the specific information relied upon. In addition, advise us what consideration, if any, has been given to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

     We have revised the disclosure on page 6 of Amendment No. 1 to add the additional assumptions of (i) a loan servicing portfolio of $150 billion and (ii) a tax rate of 40%. Supplemental support for Pennant's belief as to fair value is as follows:

     (a)  Multiple of 10x.
          ----------------

          The Company's August 24, 2007 merger proxy statement for its aborted acquisition by GE and Blackstone (http://www.sec.gov/Archives/edgar/ data/77776/000095012307011934/y35740ddefm14a.htm) contained fairness opinions from Merrill Lynch, Pierce, Fenner & Smith Incorporated and Gleacher Partners LLC and presented a joint financial analysis by these two Company financial advisors. As disclosed on page 40 of that proxy statement, the financial advisors used forward one-year and two-year multiples of 11.5x and 9.8x on average earnings for the selected companies and 11.1x and 10.0x for median earnings for the selected companies.


     (b)  $40 billion in mortgage originations.
          -------------------------------------

          According to The Mortgage Bankers Association's Mortgage Origination Estimates, over the last 10 years, from 1999 through 2008 inclusive, average annual residential mortgage originations in the U.S. have been $2.388 trillion. This statistic can be seen at the MBA's web site, http://www.mbaa.org/researchandforecasts/economicoutlookandforecasts, by selecting "Residential" at the top left across from "Market Focus." The resulting Excel spreadsheet can be manipulated to add together the 40 quarterly figures presented for this 10-year period (arriving at the $2.388 trillion number). For this calculation, Pennant has "rounded down" and assumed a normalized origination figure of $2.0 trillion per year.

          For the Company's market share of this $2 trillion market, Pennant has assumed 2% based on Slide 5 of the Company's December 2, 2008 presentation filed with the Commission as Exhibit 99.1 to the Form 8-K filed that day by the Company. That slide shows a Company market share of 2.3% and can be found here:

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 12



          http://www.sec.gov/Archives/edgar/data/77776/000095012308016756
          /y73009exv99w1.htm

          The $40 billion in mortgage originations was based on $2 trillion ($2,000 billion) multiplied by 2%. Using the actual 10-year average market size of $2.388 trillion and Management's 2.3% market share figure cited above would produce originations of $54.9 billion, or 37.3% greater than the figure used in Pennant's estimate.


     (c)  40 basis point pre-tax margin.
          ------------------------------

          Based on Slide 15 of PHH's March 2, 2009 presentation filed with the Commission as Exhibit 99.2 to the Form 8-K filed that day by the Company, we believe that 40 basis points is reasonably conservative. The presentation is found here: http://www.sec.gov/Archives/edgar/data/77776/000095012309003823
          /y74944exv99w2.htm.

          On the chart depicted in Slide 15, the margins across the top are "gain-on-sale" margins (in connection with the sale of the mortgages that the business originates). To determine the pre-tax margins, we can look at the $40 billion volume line presented by the Company (coinciding with the estimate above), which shows segment earnings of $182 million to $469 million in earnings. We discard the high end of $469 million in earnings (because Pennant believes it may be overly ambitious) and arrive at a range of $182 million to $397 million in annual segment earnings. Dividing these earnings numbers by the $40 billion of volume to which they relate, we can arrive at pre-tax margins ranging from 45.5 basis points to 99.25 basis points. Pennant believes that a margin of 40 basis points - below the bottom of the range the Company is looking at for 2009 - is a reasonable normalized number.


     (d)  10 basis point pre-tax margin for the mortgage servicing segment.
          -----------------------------------------------------------------

          Based on Slide 17 of the Company's March 2, 2009 presentation filed with the Commission as Exhibit 99.2 to the Form 8-K filed that day by the Company (link immediately above), we believe that 10 basis points is reasonable. This is the midpoint of the range of 9 basis points to 11 basis points presented by management.

          The Company also gave a 9 to 11 basis point range for segment profit in its Q4 2008 earnings call on March 2, 2009. (Q4 2008 Earnings Call Transcript at 4)

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 13



     (e)  $150 billion servicing portfolio.
          ---------------------------------


          As disclosed on page 11 of the Company's 2008 Form 10-K, average loan servicing portfolio was $152.7 billion in 2008, $163.1 billion in 2007 and $159.3 billion in 2006. Pennant believes that $150 billion is a reasonable estimate of the size of the Company's loan servicing portfolio on a normalized basis.


     (f)  PHH Fleet adjusted pre-tax earnings returning to 2007's $106 million.
          ---------------------------------------------------------------------

          On Slide 24 of the Company's March 2, 2009 presentation (filed as
          Exhibit 99.2 to the Company's March 2, 2009 Form 8-K, link above), Management presents adjusted fleet management segment results of $95 million for 2008. This results from the $62 million of reported segment earnings, adjusted principally by the $40 million add-back of increased debt fees and spread between actual costs to the Company and the indices the Company was required to use to bill customers. Since the Company has begun to address the discrepancies between its actual fleet financing costs and the costs passed through to customers (albeit more slowly than Pennant believes should have been the case), this adjustment makes an important step toward normalizing the earnings of this segment. Pennant believes that this $95 million is below PHH Fleet's normalized earnings potential due to an unusually soft fleet business. As stated in the Company's Form 10-K for 2008 at pages 76 to 77, "[f]or 2008 compared to 2007, the decline in average unit counts, as detailed in the chart below, was primarily attributable to deteriorating economic conditions and the timing associated with the roll-off of leased units due to the uncertainty generated by the announcement of the Merger Agreement during 2007, which was ultimately terminated in 2008." Pennant therefore believes that 2007 represents a more normalized picture of PHH Fleet's potential earnings.

          For purposes of its estimate of value, Pennant is using an adjusted pre-tax earnings figure of $106 million. This adjusted figure reflects the $116 million presented by the Company as PHH Fleet's 2007 pre-tax earnings (2008 Form 10-K at 180), reduced by $10 million in order to reverse the one-time "$10 million reduction in accruals due to the resolution of foreign non-income based tax contingencies" (2008 Form 10-K at 78 under Other Operating Expenses).

     (g)  Earnings of $4 per share.
          -------------------------

          (i) Mortgage Origination Earnings are $40 billion in originations x 0.40% = $160 million. (From (b) and (c) above.)

          (ii) Mortgage Servicing Earnings are $150 billion x 0.10% = $150 million. (From (d) and (e) above.)

          (iii) Fleet Earnings are $106 million. (From (f) above.)

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 14



          (iv) After-tax earnings are $416 million (segment total) reduced by an assumed 40% tax rate, or $249.6 million. Based on 54,256,294 shares outstanding at February 13, 2009 (from 2008 Form 10-K), after-tax earnings are $4.60 per share.

          (v) Fair value of $40 per share is earnings of $4 per share multiplied by the 10x multiple. While the text of the proxy statement refers to fair value in excess of $40 per share, we believe that the $4.60 after tax earnings estimate is reasonably conservative and that even that estimate would result in $46 per share at a 10x multiple.

          We believe the disclosure of this $40 estimate is appropriate and consonant with the Commission's proxy rules. In this regard, we note that Exchange Act Release No. 16833 was issued specifically in the context of proxy contests where a principal issue in contention is the liquidation of all or part of an issuer. In the case of the instant solicitation, the participants have no such plan or proposal and are not presenting the estimate either for or against any such proposal. Rather, the participants are expressing the view, which is undisputed by Management, that PHH's market valuation does not reflect its intrinsic value.

          Nonetheless, we do believe that valuation estimates are required to be made in good faith, to be reasonable and to be disclosed in a manner that permits shareholders to understand what they are based on. For that reason, we have included the assumptions on which the estimate was based, and, as indicated above, we have expanded that disclosure to include all of the assumptions from which the estimate was calculated. In light of the issues raised in the proxy contest - most particularly the absence of any plan or proposal for a full or partial liquidation or for any merger or acquisition transaction - and in light of the very subsidiary role the estimate plays in the arguments put forward in the Preliminary Proxy Statement, we believe the disclosure, as revised, is sufficient.

10. Please provide support for your assertion that Mr. Krongard stated, on August 19, 2008, that "the Board was `tired' and that some directors were open to being replaced..." Provide similar support for statements attributed to Mr. Krongard in the first full paragraph of page 7.

     Mr. Krongard made these statements to Messrs. Fournier and Sykes during their visit to Mr. Krongard's home in East Hampton, New York, on August 19, 2008.

Failure to Understand Normalized Earnings Potential, page 5
-----------------------------------------------------------

11. Your disclosure implies that the Board should be capable of developing a view of "normalized earnings power" and you cite to the consequences of a failure of developing such a view. Your disclosure, however, does not reference whether Pennant and/or its nominees, in light of the current financial market instability,

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 15



     could develop, or have already developed, a view of the company's normalized earnings power. Revise to provide more balanced disclosure and clarify whether it is Pennant's belief that "normalized earnings power" metrics are in fact discernible. Please provide support for the basis of any assertions.

         We have revised the disclosure on page 6 of Amendment No. 1 to explain what we mean by normalized earnings power. As that explanation makes clear, we believe that normalized earnings power is something that can be developed in light of the current financial market instability and, in fact, is something that is of particular importance as a result of the current financial market instability. The Preliminary Proxy Statement presents Pennant's view of normalized earnings power in the context of the $40 estimated valuation that appears just prior to the bullet point on "Failure to Understand Normalized Earnings Power." This view results in the $4 estimate of "potential normalized earnings" used in that valuation estimate and is further broken down by business segment.

Less than Effective Management Incentives, page 6
-------------------------------------------------

12. Your disclosure implies that Pennant and its nominees believe a change in the compensation incentive structure is needed. Discuss the positive, and negative aspects of any proposed changes and affirmatively state whether it is Pennant's intent to advocate for a change in executive compensation if its nominees are elected to the Board.

     As subsumed in our response to Comment #6 and the new disclosure included in Amendment No. 1 in response to that comment, we do not have any specific proposals as to changes to the Company's compensation structure. While we believe that changes to the Company's compensation structure should be made in order to address the criticisms contained in the bullet point entitled "Less than Effective Management Incentives," as the added Proxy Statement disclosure makes clear, we believe that this is a matter to be addressed by the Board.

Public Communications Failures, page 6
--------------------------------------

13. In discussing the "communication failures" of Management, revise throughout to reflect that it is your opinion that such (1) failures exist and (2) failures could potentially result in the adverse consequences you reference. Also, please provide support for your assertions that management's failure to communicate, may account "in part" for the company's depressed market valuation. Please revise to identify any other factors that the participants acknowledge could be causing depressed market valuations of companies such as PHH Corp.

     Pennant has revised the disclosure on pages 7 and 8 of Amendment No. 1 to comply with the Staff's request.

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 16



14. As done on page 9, please revise the biographical information provided for Mr. Parseghian to disclose the circumstances surrounding his resignation from Freddie Mac.

     Pennant has deleted the selected biographical information of the Independent Nominees that appeared under the Heading "REASONS FOR THIS SOLICITATION" on page 7 of the Preliminary Proxy Statement. The full biographies of the Independent Nominees that appear on page 10 of Amendment No. 1 under the heading "MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING" contain all of the information deleted from page 7.

Proposal 1, page 8
------------------

15. Clarify that each independent nominee also has agreed to serve if elected. See Rule 14a-4(d).

     Pennant has revised the disclosure on page 9 to clarify that each of the Independent Nominees has consented to being named as a nominee in the proxy statement and, if elected, each has agreed to serve as a member of the Board.

16. We note the statement that "if...a vacancy in the slate of independent nominees occurs and Pennant cannot supplement this proxy...the persons named as proxies on the GOLD proxy cards will use the discretionary authority granted thereby either to vote for the independent nominee or they will not vote to fill this particular Board seat." We direct you to the DOI Letter. Please reconcile your disclosure regarding the reservation of the right to exercise discretionary authority with point 3 of the DOI Letter.

     Pennant has revised the disclosure on page 9 of Amendment No. 1 to remove the above referenced disclosure. Pennant does not intend to fill any vacancy in the slate of independent nominees.

17. On a related note, it appears that you are attempting to reserve the right to exercise discretionary authority to vote for a replacement candidate. Please advise us, with a view toward revised disclosure, whether the participants are required to identify such replacement candidates in order to comply with any applicable company advance notice bylaw. In addition, revise to provide the biographical information with respect to the replacement candidate nominee(s) who may be invited to serve should the nominees for director who have consented to be named and to serve if elected are not able to do so. Rule 14a-4(d)(1), as the participants are aware, does not confer the authority to vote for any person who is not a bona fide nominee.

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 17



     Pennant has revised the disclosure on page 9 of Amendment No. 1 to reflect that it will not seek to nominate a replacement nominee to fill any vacancy in the slate of independent nominees.

18. Supplement your disclosure in this section to provide a summary of all the limitations specified in the DOI Letter. Please affirmatively state that the participants will act, and whether the participants have acted, in compliance with the limitations set forth in the letter. Disclose the consequences to the participants and the company, if any, should the New York Department of Insurance find that the participants have not complied with the limitations set forth in their letter.

     Pennant has revised the disclosure on page 9 of Amendment No. 1 to comply with the Staff's request.

Information About the Soliciting Persons, page 10
-------------------------------------------------

19. Please tell us why you have qualified your disclosure in the first full paragraph of page 11 "to the best knowledge of the Soliciting Persons." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

     In response to the Staff's comment, Pennant has revised the disclosure on page 13 of Amendment No. 1 to delete the qualifier "to the best knowledge of the Soliciting Persons."

Solicitation: Expenses, page 11
-------------------------------

20. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/.rules/final/2007/34-56135.pdf.

     Pennant confirms that it will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's Edgar Web site) and provide record holders with a notice informing them that the materials are available on such Web site and explaining how to access those materials. To this end, Pennant has revised the disclosure on page 15 of Amendment No. 1 to address the availability of the definitive proxy statement and other proxy materials in a publicly-accessible Internet Website and how to access such Web site under the heading "VOTING AND PROXY PROCEDURES."

21. If appears that you intend to solicit proxies by mail, advertisement, telephone, facsimile, the Internet, telegraph and/or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 18



     must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

     Pennant may solicit proxies by mail, advertisement, telephone, facsimile, telegraph, Internet and/or personal solicitation. In that regard, Pennant confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

22. If you do solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

     At this time, Pennant does not intend to solicit proxies via the Internet. As such, Pennant does not plan to solicit proxies via internet chart rooms.

Information About the Company, page 13
--------------------------------------

23. You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose this fact. Also, please be advised that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

     Pennant currently does not intend to rely on Rule 14a-5(c). Instead, Pennant has included all of the required information in its own proxy statement. In that regard, Pennant has reprinted relevant selections of the Company Proxy Statement as Appendix D to its proxy statement, and Pennant's discussion of the Board's proposals refers to the information in Appendix
     D. In the event Pennant distributes its definitive proxy statement to stockholders prior to the time the Company distributes the Company Proxy Statement in definitive form, Pennant will compare the disclosure in Appendix D against the definitive Company Proxy Statement and, if there are any material differences, Pennant will disclose those material differences in supplementary materials. In the event the Company distributes the Company Proxy Statement in definitive form prior to the time Pennant distributes its definitive proxy statement to stockholders, Pennant may choose to delete Appendix D and rely instead on Rule 14a-5(c).

Form of Proxy Card
------------------

24. Please revise the proxy statement and proxy card to refer shareholders to the company's soliciting materials for the name, background and qualification of the company's nominees for whom the proxy holder intends to vote.

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 19



     Pennant has revised the disclosure on pages 3 and 9 of Amendment No. 1 as well as the proxy card to comply with the Staff's request.

25. Consistent with the requirements set forth in Rule 14a-4(d), revise the form of proxy and proxy card to indicate that there is no assurance that the company's nominees will serve if elected with any of the Pennant entities' nominees.

     Pennant has revised the disclosure on pages 3 and 9 of Amendment No. 1 as well as the proxy card to comply with the Staff's request.

26. We refer you to Rule 14a-4(d) and Release No. 34-31326 which sets forth the means by which you can provide shareholders with a means of "rounding up"` a minority slate of directors. Please revise your form of proxy card to permit shareholders to also write in the names of any additional company nominees for which authority to vote is withheld.

     Pennant has revised the proxy card to comply with the Commission's request.

Schedule 13D/A filed March 9, 2009
----------------------------------

27. We refer you to our comment 1 above. Please explain why none of the other solicitation participants, including Pennant General Capital Partner LLC, have been identified as a filing person and reporting person on the Schedules 13D filed with respect to PHH Corporation. We may have further comment.

     The Schedule 13D does not include any of the solicitation participants, other than Alan Fournier and Pennant Capital, as filing/reporting persons because we do not believe that any of such other participants beneficially owns more than 5% of the Common Stock within the meaning of Rule 13d-3 or by virtue of Rule 13d-5(b)(1).

     Pennant GP is the general partner of the four Funds organized as Delaware limited partnerships: Pennant Onshore Partners, LP (which directly owns 253,723 shares of Common Stock); Pennant Onshore Qualified, LP (which directly owns 522,992 shares); Pennant Spinnaker Fund, LP (which directly owns 228,146 shares); and Pennant Windward Fund, LP (which directly owns 1,191,058 shares). Collectively, the 2,195,919 shares owned by these four Funds represent 4.05% of the 54,256,294 shares of Common Stock reported by the Company in its 2008 Form 10-K as outstanding on February 13, 2009. Since Pennant GP is not related to either of the two offshore Funds, Pennant GP does not beneficially own more than 5% of the Common Stock outstanding within the meaning of Rule 13d-3.

     Each of the Funds has voting and dispositive power with respect to its own shares, but none of the Funds has voting or dispositive power with respect to the shares held by any other Fund. Therefore, while the Funds collectively beneficially own more than 5% of

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 20



     the Common Stock, none of the Funds individually owns in excess of 5% within the meaning of Rule 13d-3.

     None of the Funds is a member of a "group" with respect to the Common Stock because none of the Funds has agreed to act together with any other person for the purpose of acquiring, holding, voting or disposing of any equity securities of the Company. In its capacity as investment manager or adviser to each of the Funds, and without any action on the part of any of the Funds, Pennant Capital acquired shares of Common Stock for the accounts of each of the Funds and has made all other decisions in respect of such stock on behalf of the Funds. The Funds themselves have not made any investment decisions with respect to the shares held by them, and they have not agreed with any person as to any action or inaction with respect to those shares. As a result, none of the Funds beneficially owns any shares of Common Stock by virtue of Rule 13d-5(b)(1).

     Similarly, Pennant GP has not agreed to act together with any other person for the purpose of acquiring, holding, voting or disposing of any equity securities of the Company. Pennant GP has not made any investment decisions with respect to the shares held by any of the Funds (including the domestic Funds for which it serves as general partner), and has not agreed with any person as to any action or inaction with respect to those shares. As a result, Pennant GP does not beneficially owns any shares of Common Stock by virtue of Rule 13d-5(b)(1).

     Neither of the Independent Nominees beneficially owns any shares of Common Stock, and neither has voting or dispositive power with respect to shares of such stock owned by any other person. Accordingly, neither of the Independent Nominees beneficially owns shares of Common Stock within the meaning of Rule 13d-3. In addition, other than their agreement with Pennant Capital to serve as director nominees and to be indemnified in that regard to the extent stated in Pennant Capital's proxy statement, neither has any agreement with Alan Fournier, Pennant Capital, Pennant GP or any of the Funds with respect to the Company. Moreover, Alan Fournier and Pennant Capital, which are conducting the solicitation, do not intend to enter into any such agreements with the Independent Nominees due to the commitments they have made to the New York Insurance Department as to maintaining the independence of the Independent Nominees. As a result, neither of the Independent Nominees beneficially owns any shares of Common Stock by virtue of Rule 13d-5(b)(1). (We also note, as to the Independent Nominees, that since neither of them owns any Common Stock, there is substantial case law to the effect that neither would be considered a member of a "group" under Rule 13d-5(b)(1) even if they actually did have an agreement to act with others in concert with respect to the acquiring, holding, voting or disposing of Common Stock.)

                                    * * * * *

     We have discussed your closing comment with Mr. Fournier and the other Pennant Entities and they have acknowledged that (i) they are responsible for the adequacy and

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
April 22, 2009
Page 21


accuracy of the disclosure in Amendment No. 1; (ii) the Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filing and (iii) they may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    * * * * *

     Please contact me if we can provide any additional information or clarification with respect to this revised submission.



                                                     Very truly yours,

                                                     /s/ Michael A. Schwartz

                                                     Michael A. Schwartz